VK 3/18/04

AM 3-17-2004**

04016045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 [illegible] SECTION WASH., D.C. PROCESSING

SEC FILE NUMBER
8- 12893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lynch Jones & Ryan, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square

(No. and Street)

New York, NY 10036

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay (212) 310-9500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lynch Jones & Ryan, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA M. CIRAGO
Notary Public, State of New York
No. 01CI4526914
Qualified in Suffolk County
Commission Expires 2/28/20 07

[signature]
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lynch, Jones & Ryan, Inc.

(a wholly owned subsidiary of Instinet Group Incorporated)

Statement of Financial Condition

December 31, 2003

Lynch, Jones & Ryan, Inc.
(a wholly owned subsidiary of Instinet Group Incorporated)
Index
December 31, 2003

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Lynch, Jones & Ryan, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lynch, Jones & Ryan, Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 12, 2004

Lynch, Jones & Ryan, Inc.
(a wholly owned subsidiary of Instinet Group Incorporated)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 48,954,514
Receivable from broker-dealers	8,235,503
Deferred research service charges	2,925,345
Property and equipment (net of accumulated depreciation of $2,019,311)	193,365
Deferred tax asset	16,125,000
Other assets	272,457
Total assets	$ 76,706,184
Liabilities and Stockholder's Equity	
Accrued research services	$ 30,503,697
Payable to affiliates	10,362,636
Accrued expenses and other liabilities	5,015,145
Total liabilities	45,881,478
Stockholder's Equity	
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	21,964,618
Retained earnings	8,859,088
Total stockholder's equity	30,824,706
Total liabilities and stockholder's equity	$ 76,706,184

The accompanying footnotes are an integral part of this financial statement.

1. Nature of Business

Lynch, Jones & Ryan, Inc. ("LJR" or the "Company"), a Delaware corporation, is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Instinet Group Incorporated ("IGI"), which is majority owned by Reuters Group PLC ("Reuters"). The Company provides specialized brokerage, research and commission recapture services to pension plan sponsors and money managers.

Prior to December 2003, the Company was a wholly owned subsidiary of Instinet Corporation (the Company's former parent) which is a wholly owned subsidiary of IGI. In December 2003, IGI reorganized its corporate structure and as a result Instinet Corporation was converted into a limited liability company, transferred ownership of LJR in the form of a non-cash dividend to IGI at its net book value, and was renamed Instinet, LLC. Also, as part of the reorganization, the Company received a capital contribution of a deferred tax asset relating to the acquisition of LJR which was held at Instinet Corporation. This transaction was recorded as a non-cash capital contribution.

2. Summary of Significant Accounting Policies

Accounting Estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Depreciation and Amortization
Property and equipment is stated at cost, net of accumulated depreciation, which is generally provided on a straight-line basis over the estimated useful life of the asset.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Basis of Accounting
Securities transactions, commission income and related expenses are recorded in the financial statements on a trade date basis. A significant portion of the Company's revenue consists of commission income related to research and investment services provided. It is the Company's policy to match the cost of such services with the related commission income. The Company estimates the cost of such services based upon agreed upon ratios and measures the collectibility of deferred services charges based upon past experience.

3. Receivable from Broker-Dealers

Receivable from broker-dealers primarily consists of commissions receivable from clearing brokers including both domestic foreign correspondent brokers.

4. Related Party Transactions

The Company clears all of its securities transactions through an affiliate, Instinet Clearing Services, Inc. ("ICS"), an affiliate of the Company. ICS can charge the company for losses that arise from a counterparty's failure to fulfill its contractual obligations. As the market risk cannot be reasonably estimated, the Company is unable to determine the risk of loss as a result of a counterparty's failure.

Substantially all employees of the Company participate in the IGI Stock Option Plan, which was adopted in February 2000, and amended on September 2, 2000. It is the Company's policy to grant options for the purchase of shares of common stock at not less than market value. Options generally vest over a four-year period and expire on the tenth anniversary of the grant date, pursuant to the terms of the agreement. IGI applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options plans.

Pursuant to an operating agreement, IGI provides the Company with all operational, management and administrative personnel, facilities and other services necessary to conduct its securities processing business.

Substantially all employees of the company participate in a defined contribution pension plan sponsored by IGI. The IGI Retirement plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan and the Company matches 25% of the employees' pre-tax contributions. To be eligible for the contribution, employees need to have been an active employee as of December 31, 2003 with at least three months of service. These costs have been allocated by IGI and are included in the service charge from affiliate on the statement of income.

The Company occupies space for which the lease is held by IGI.

Pursuant to the Stock Purchase Agreement, the Company entered into administrative service and brokerage service agreements with Harborview, LLC ("Harborview"). Under these agreements, the Company provides various administrative and management services to Harborview and in return, Harborview provides brokerage services to the Company.

5. Credit, Market and Other Risks

As a result of the Company's relationship with ICS, the Company is exposed to substantial credit risk from its customer's securities transactions during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Company monitors trading activity and collateral levels

on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

6. Income Taxes

The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Deferred tax expenses and benefits are recognized in the statement of income for changes in deferred tax assets and liabilities. The Company, together with IGI and certain other subsidiaries in the U.S., files a consolidated federal income tax return. The Company pays or recovers from IGI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI.

The temporary differences which have created deferred tax assets as of December 31, 2003 are detailed below:

Deferred tax assets	
Goodwill	$ 15,407,000
Accruals and allowances	443,000
Depreciation and amortization	144,000
Unrealized losses on securities owned	131,000
Total deferred tax asset	$ 16,125,000

The Company determined that no valuation allowance against the deferred tax as of December 31, 2003 was necessary as management believes that it is more likely than not that the deferred tax asset will be realized.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value as such financial instruments are short term in nature and bear interest at current market rates.

8. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1 under the Securities Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250,000.

At December 31, 2003 the Company had net capital of $8,601,962, which was in excess of the required net capital by $8,351,962.

The Company is exempt from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All transactions are cleared through another broker-dealer on a fully disclosed basis.

9. Reserve Requirements

The Company has established a special reserve account for the exclusive benefit of customers, in accordance with an agreement with the NASD. The agreement states that the Company, on a monthly basis, will maintain a balance greater than the balance payable to commission recapture clients. At December 31, 2003, the Company has deposited cash of approximately $22,919,000.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Pursuant to SEC Rule 17a-5

February 12, 2004

To The Board of Directors and
Stockholder of Lynch, Jones & Ryan, Inc.

In planning and performing our audit of the financial statements and supplement schedules of Lynch, Jones & Ryan, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers